SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________
FORM 6-K
report of foreign private issuer
pursuant to rule 13a-16 or 15d-16 under the
securities exchange act of 1934
For the month of November 2010
Commission File Number 000-50991
TELVENT GIT, S.A.

(Translation of registrant’s name into English)
Valgrande, 6, 28108, Alcobendas, Madrid, Spain

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐           No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐            No ☑

     On November 1, 2010, Telvent GIT, S.A.’s subsidiary, Telvent USA Corporation (“Telvent USA”), signed a new lease with Meyers 4701, LLC (the “Landlord”) for office space at 4701 Royal Vista Circle, Fort Collins, Colorado 80528. The new lease terminates the existing lease between Telvent USA and the Landlord on its effective date, and provides for the construction of additional office space adjacent to the leased premises. The new lease’s term will be for 6.5 years commencing on the date of issuance of a Certificate of Occupancy by the Town of Windsor, Colorado, for the addition being made to the current building. The total space to be leased will be 33,005 square feet. The basic annual rent for years 1 through 3 will be $577,587.48 and for years 4 through 7 will be $602,341.20. Telvent USA will pay 100% of the operating costs and real property taxes of the leased premises as prescribed in the new lease. Telvent USA already has exclusive possession of the leased premises and the new lease provides for additional office space to be solely occupied by Telvent USA.
     The new lease includes an option to extend the term for two additional two-year terms. In addition, the new lease may be terminated in the event the Landlord is unable to secure financing for the addition to the existing leased premises by December 31, 2010. In such an event, the existing lease agreement between Telvent USA and the Landlord will remain in effect for its prescribed term.
     A copy of the new lease is furnished as Exhibit 15 hereto.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELVENT GIT, S.A. (Registrant)
Date: November 10, 2010	By:	/s/ Ignacio González
		Name:	Ignacio González
		Title:	Chief Executive Officer

Exhibit Index
The following exhibits have been furnished as part of this Form 6-K.

Exhibit	Description
15	Building Addition and Lease Agreement, dated November 1, 2010, by and between Landlord, Meyers 4701, LLC, a Colorado Limited Liability Company and Telvent USA Corporation, a Maryland Corporation.